Stillwater Mining Company
Ratio of Earnings to Fixed Charges
Through September 30, 2010
(Dollar Amounts shown in Thousands)

	Jan-Sep	Year	Year	Year	Year	Year	Year
	2010	2009	2008	2007	2006	2005	2004
Net Income	33,832	(8,655)	(115,797)	(16,913)	8,684	(12,248)	29,838

Tax Expense	-	(30)	(32)	-	10	13	3
Interest Expense	4,902	6,801	9,718	11,269	11,413	11,733	17,892
Lease Expense	999	1,519	1,844	1,962	2,036	3,553	4,834
Total Fixed Charges	5,901	8,290	11,530	13,231	13,459	15,299	22,729

Net Income before Fixed Charges	39,733	(365)	(104,267)	(3,682)	22,143	3,051	52,567

Ratio	6.73	***	***	***	1.65	0.20	2.31

Shortfall to coverage		(365)	(104,267)	(3,682)